Via EDGAR

FAT Brands Inc.

9720 Wilshire Blvd., Suite 500

Beverly Hills, CA 90212

August 21, 2019

J. Nolan McWilliams

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	FAT Brands Inc.
Offering Statement on Form 1-A/A, filed as of August 19, 2019
File No. 024-11012

Dear Mr. McWilliams:

On behalf of FAT Brands Inc. (the “Company”), I hereby request  qualification of the above-referenced Offering Statement on Form 1-A/A at 5:00 p.m. Eastern Time on Friday, August 23, 2019, or as soon thereafter as is practicable.

In making this request, the Company acknowledges the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

●	the Company may not assert staff comments or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

*     *     *     *     *

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. Please contact Allen Sussman of Loeb & Loeb LLP at asussman@loeb.com or (310) 282-2375 if you have any questions or require additional information.

J. Nolan McWilliams

Securities and Exchange Commission

August 21, 2019

Sincerely,

FAT Brands Inc.

/s/ Andrew A. Wiederhorn
Name:	Andrew A. Wiederhorn
Title:	Chief Executive Officer

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